Exhibit 99.B(m)(2)

SCHEDULE A

TO THE

PLAN OF DISTRIBUTION PURSUANT TO

RULE 12B-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

ADOPTED AS OF JANUARY 19, 2022, AS AMENDED JULY 31, 2024, MARCH 9, 2026 AND JUNE 1, 2026

Fund	Commencement of Operations
SEI QiM U.S. Large Cap Quality Active ETF	May 18, 2022
SEI QiM U.S. Large Cap Momentum Active ETF	May 18, 2022
SEI QiM U.S. Large Cap Value Active ETF	May 18, 2022
SEI QiM U.S. Large Cap Low Volatility Active ETF	May 18, 2022
SEI Select Small Cap ETF	October 8, 2024
SEI Select International Equity ETF	October 8, 2024
SEI Select Emerging Markets Equity ETF	October 8, 2024
SEI QiM U.S. Equity Factor Allocation Active ETF	May 18, 2026
SEI Ang Research Enhanced U.S. Large Cap ETF	[July 20, 2026]

Each Fund is authorized to pay to the Distributor, who in turn may pay to a Servicing Party, Services Fees of up to 0.25% of average daily net assets of the Fund’s shares as compensation for services to the Fund.